UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) and (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

(_______________)

  La Jolla Pharmaceutical Company

(Name of Issuer)

  Common Stock

(Title of Class of Securities)

  503459109

(CUSIP Number)

January 11, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 503459109
1.	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only)		Alejandro Gonzalez
2.	Check the Appropriate Box If A Member of A Group (See Instructions)		(a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization		Mexico
Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power	7,357,951
	6.	Shared Voting Power	None
	7.	Sole Dispositive Power	7,357,951
	8.	Shared Dispositive Power	None
9.	Aggregate Amount Beneficially Owned By Each Reporting Person		7,357,951
10.	Check Box If The Aggregate Amount In Row (9) Excludes Certain Shares		☐
11.	Percent of Class Represented By Amount In Row (9)		9.923%
12.	Type of Reporting Person		IN

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Item 1(a).	Name of Issuer:
La Jolla Pharmaceutical
Item 1(b).	Address of Issuer’s Principal Executive Offices:
6455 Nancy Ridge Drive San Diego, CA 92121
Item 2(a).	Name of Persons Filing:
Alejandro Gonzalez
Item 2(b).	Address of Principal Business Office, or if None, Residence:
Ruben Dario #223 5-A Chapultepec Morales Mexico D.F. 11570
Item 2(c).	Citizenship:
Mexico
Item 2(d).	Title of Class of Securities:
Common Stock
Item 2(e).	CUSIP Number:
503459109
Item 3.	If this Statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable. This statement on Schedule 13G is not being filed pursuant to Rule 13d-1(b), 13d-2(b) or 13d-2(c)
	( a )	☐	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).
	( b )	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
	( c )	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).
	( d )	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	( e )	☐	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
	( f )	☐	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);

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( g )	☐	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
( h )	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
( i )	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
( j )	☐	Group, in accordance with 240.13d-1(b)(1)(ii)(J).
Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned:		7,357,951
(b)	Percent of class:		0.9923%
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or direct the vote:	7,357,951
	(ii)	Shared power to vote or to direct the vote:	None
	(iii)	Sole power to dispose or to direct the disposition of:	7,357,951
	(iv)	Shared power to dispose or to direct the disposition of:	None
Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.  ☐

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not applicable.
Item 8.	Identification and Classification of Members of the Group.
Not applicable.
Item 9.	Notice of Dissolution of Group.
Not applicable.
Item 10.	Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 9, 2005

Date

/s/ Alejandro Gonzalez

Signature

  Alejandro Gonzalez

Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power or attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations
(See 18 U.S.C. 1001)

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